                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*

                         SBA COMMUNICATIONS CORPORATION
--------------------------------------------------------------------------------
                                (Name of issuer)

                 CLASS A COMMON STOCK, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   78388J 10 6
             ------------------------------------------------------
                                 (CUSIP number)

                                Jeffrey A. Stoops
                             Chief Financial Officer
                         SBA Communications Corporation
                        One Town Center Road, Third Floor
                            Boca Raton, Florida 33486
                                 (561) 995-7670
--------------------------------------------------------------------------------
 (Name, address and telephone number of person authorized to receive notices and communications)

                                  June 16, 1999
             ------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13(d)-1(f) or 13(d)-1(g), check the following
box [   ].

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 15 Pages)

--------------------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP No. 78388J 19 6                                         Page 2 of 15 Pages
---------------------                                         ------------------

----------- --------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Advent VII L.P.
             04-3181563

----------- --------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [   ]
                                                                     (b) [ X ]

----------- --------------------------------------------------------------------
     3       SEC USE ONLY

----------- --------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             WC

----------- --------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                              [   ]

----------- --------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE

------------------------ ----- -------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER

        SHARES                   1,815,555

     BENEFICIALLY        ----- -------------------------------------------------
                           8     SHARED VOTING POWER
     OWNED BY EACH
                                 0
       REPORTING
                         ----- -------------------------------------------------
        PERSON             9     SOLE DISPOSITIVE POWER

         WITH                    1,815,555

                         ----- -------------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                 0

----------- --------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,815,555

----------- --------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                             [   ]

----------- --------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             9.2%

----------- --------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON *

             PN

================================================================================


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP No. 78388J 19 6                                         Page 3 of 15 Pages
---------------------                                         ------------------

----------- --------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Advent Atlantic and Pacific III L.P.
             04-3299318

----------- --------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [   ]
                                                                     (b) [ X ]

----------- --------------------------------------------------------------------
     3       SEC USE ONLY

----------- --------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             WC

----------- --------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                              [   ]

----------- --------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE

------------------------ ----- -------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER

        SHARES                   1,243,656

     BENEFICIALLY        ----- -------------------------------------------------
                           8     SHARED VOTING POWER
     OWNED BY EACH
                                 0
       REPORTING
                         ----- -------------------------------------------------
        PERSON             9     SOLE DISPOSITIVE POWER

         WITH                    1,243,656

                         ----- -------------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                 0

----------- --------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,243,656

----------- --------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                             [   ]

----------- --------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             6.3%

----------- --------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON *

             PN

================================================================================


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP No. 78388J 19 6                                         Page 4 of 15 Pages
---------------------                                         ------------------

----------- --------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             TA Venture Investors Limited Partnership
             04-3068354

----------- --------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [   ]
                                                                     (b) [ X ]

----------- --------------------------------------------------------------------
     3       SEC USE ONLY

----------- --------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             WC

----------- --------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                              [   ]

----------- --------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             General partnership existing under the laws of Massachusetts

------------------------ ----- -------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER

        SHARES                   27,230

     BENEFICIALLY        ----- -------------------------------------------------
                           8     SHARED VOTING POWER
     OWNED BY EACH
                                 0
       REPORTING
                         ----- -------------------------------------------------
        PERSON             9     SOLE DISPOSITIVE POWER

         WITH                    27,230

                         ----- -------------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                 0

----------- --------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             27,230

----------- --------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                             [   ]

----------- --------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.1%

----------- --------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON *

             PN

================================================================================


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP No. 78388J 19 6                                         Page 5 of 15 Pages
---------------------                                         ------------------

----------- --------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             TA Associates, Inc.
             04-3205751

----------- --------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [   ]
                                                                     (b) [ X ]

----------- --------------------------------------------------------------------
     3       SEC USE ONLY

----------- --------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             AF

----------- --------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                              [   ]

----------- --------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE

------------------------ ----- -------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER

        SHARES                   3,059,211(1)

     BENEFICIALLY        ----- -------------------------------------------------
                           8     SHARED VOTING POWER
     OWNED BY EACH
                                 0
       REPORTING
                         ----- -------------------------------------------------
        PERSON             9     SOLE DISPOSITIVE POWER

         WITH                    3,059,211(1)

                         ----- -------------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                 0

----------- --------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,059,211(1)

----------- --------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                             [   ]

----------- --------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             15.5%

----------- --------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON *

             CO

================================================================================


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                          Footnotes on following page.

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP No. 78388J 19 6                                         Page 6 of 15 Pages
---------------------                                         ------------------


(1) For purposes of Section 13(d), TA Associates, Inc. may be deemed to beneficially own 3,059,211 shares of Class A Common Stock, consisting of (a) 1,815,555 shares of Class A Common Stock held by Advent VII L.P. and (b) 1,243,656 shares of Class A Common Stock held by Advent Atlantic and Pacific III L.P., by virtue of its interest, as general partner, in (i) TA Associates VII L.P., the general partner of Advent VII L.P., and (ii) TA Associates AAP III Partners L.P., the general partner of Advent Atlantic and Pacific III L.P. TA Associates, Inc. disclaims beneficial ownership of any shares of Class A Common Stock held by any of the above entities.

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP No. 78388J 19 6                                         Page 7 of 15 Pages
---------------------                                         ------------------

----------- --------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             TA Associates VII L.P.
             04-3181388

----------- --------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [   ]
                                                                     (b) [ X ]

----------- --------------------------------------------------------------------
     3       SEC USE ONLY

----------- --------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             AF

----------- --------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                              [   ]

----------- --------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE

------------------------ ----- -------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER

        SHARES                   1,815,555(1)

     BENEFICIALLY        ----- -------------------------------------------------
                           8     SHARED VOTING POWER
     OWNED BY EACH
                                 0
       REPORTING
                         ----- -------------------------------------------------
        PERSON             9     SOLE DISPOSITIVE POWER

         WITH                    1,815,555(1)

                         ----- -------------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                 0

----------- --------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,815,555(1)

----------- --------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                             [   ]

----------- --------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             9.2%

----------- --------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON *

             PN

================================================================================


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                          Footnotes on following page.

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP No. 78388J 19 6                                         Page 8 of 15 Pages
---------------------                                         ------------------


(1) For purposes of Section 13(d), TA Associates VII L.P. may be deemed to beneficially own 1,815,555 shares of Class A Common Stock, consisting of 1,815,555 shares of Class A Common Stock held by Advent VII L.P., by virtue of its interest, as general partner, in Advent VII L.P. TA Associates VII L.P. disclaims beneficial ownership of any shares of the Class A Common Stock held by Advent VII L.P.

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP No. 78388J 19 6                                         Page 9 of 15 Pages
---------------------                                         ------------------

----------- --------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             TA Associates AAP III Partners L.P.
             04-3299313

----------- --------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [   ]
                                                                     (b) [ X ]

----------- --------------------------------------------------------------------
     3       SEC USE ONLY

----------- --------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             AF

----------- --------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                              [   ]

----------- --------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE

------------------------ ----- -------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER

        SHARES                   1,243,656(1)

     BENEFICIALLY        ----- -------------------------------------------------
                           8     SHARED VOTING POWER
     OWNED BY EACH
                                 0
       REPORTING
                         ----- -------------------------------------------------
        PERSON             9     SOLE DISPOSITIVE POWER

         WITH                    1,243,656(1)

                         ----- -------------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                 0

----------- --------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,243,656(1)

----------- --------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                             [   ]

----------- --------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             6.3%

----------- --------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON *

             PN

================================================================================


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                          Footnotes on following page.

                                  SCHEDULE 13D

---------------------                                        -------------------
CUSIP No. 78388J 19 6                                        Page 10 of 15 Pages
---------------------                                        -------------------


(1) For purposes of Section 13(d), TA Associates AAP III Partners L.P. may be deemed to beneficially own 1,243,656 shares of Class A Common Stock, consisting of 1,243,656 shares of Class A Common Stock held by Advent Atlantic and Pacific III L.P., by virtue of its interest, as general partner, in Advent Atlantic and Pacific III L.P. TA Associates AAP III Partners L.P. disclaims beneficial ownership of any shares of Class A Common Stock held by Advent Atlantic and Pacific III L.P.

                                                             Page 11 of 15 Pages


Item 1.  SECURITY AND ISSUER.

         The securities to which this statement relates are shares of Class A Common Stock, par value $.01 per share (the "Shares"), of SBA Communications Corporation, a Florida corporation ("SBA"). The principal executive offices of SBA are located at One Town Center Road, Third Floor, Boca Raton, Florida 33486.


Item 2.  IDENTITY AND BACKGROUND.

         This statement is being filed on behalf of the following entities and persons: Advent VII L.P. ("Advent VII"), Advent Atlantic and Pacific III L.P. ("Advent Atlantic & Pacific"), TA Venture Investors Limited Partnership ("TA Venture Investors"), TA Associates VII L.P. ("TA VII"), TA Associates AAP III Partners L.P. ("TA AAP III") and TA Associates, Inc. ("TA Associates" and, collectively with TA VII and TA AAP III, the "General Partners").

         Each of Advent VII and Advent Atlantic & Pacific is a limited partnership organized under the laws of Delaware. TA Venture Investors is a general partnership existing under the laws of Massachusetts. Each of TA VII and TA AAP III is a limited partnership organized under the laws of the state of Delaware. TA Associates is a corporation organized under the laws of Delaware. Each of Advent VII, Advent Atlantic & Pacific and TA Venture Investors is an investment fund principally engaged in the business of making venture capital and other investments. Each of TA VII, TA AAP III and TA Associates is principally engaged in the business of managing investments for, and acting as general partner or other authorized person of, investment funds engaged in venture capital and other investments. The officers and directors of TA Associates are the general partners of TA Venture Investors. The principal business address and principal office address for each of Advent VII, Advent Atlantic & Pacific, TA Venture Investors, TA VII, TA AAP III and TA Associates is: c/o TA Associates, Inc., High Street Tower, Suite 2500, 125 High Street, Boston, Massachusetts 02110.

         TA VII is the sole general partner of Advent VII. TA AAP III is the sole general partner of Advent Atlantic & Pacific. TA Associates is the sole general partner of each of TA VII and TA AAP III.

         During the last five years, none of Advent VII, Advent Atlantic & Pacific, TA Venture Investors, TA VII, TA AAP III or TA Associates has been convicted in a criminal proceeding. During the last five years, none of Advent VII, Advent Atlantic & Pacific, TA Venture Investors, TA VII, TA AAP III or TA Associates was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

         The directors of TA Associates are C. Kevin Landry, P. Andrews McLane, Jacqueline C. Morby and Jeffrey T. Chambers. Each of these directors is also an employee of TA Associates. The executive officers of TA Associates are C. Kevin Landry, its Chairman, President, Chief Executive Officer and Managing Director,
P. Andrews McLane, its Senior Managing Director, and Katherine S. Cromwell, its Chief Financial Officer and Managing Director. Individually, no stockholder, director or officer of TA Associates, Inc. is deemed to share voting or investment power over TA Associates, TA VII, TA AAP III, Advent VII or Advent Atlantic & Pacific. The principal business address of each of the directors and executive officers of TA Associates is c/o TA Associates, Inc., High Street Tower, Suite 2500, 125 High Street, Boston, Massachusetts 02110.

         During the last five years, none of the directors or executive officers of TA Associates, Inc. has been convicted in a criminal proceeding. During the last five years, none of the directors or executive officers of TA Associates, Inc. was party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgement, decree or final order enjoining future violations, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Advent VII, Advent Atlantic & Pacific and TA Venture Investors (the "Investors") acquired an aggregate of 349,444 Shares directly from SBA in connection with SBA's initial public offering on June 16, 1999 for an aggregate purchase price of $3,144,996. Such purchases were funded out of the working capital of each of the Investors.

         The Investors paid an aggregate of $10,200,000 for 2,736,997 shares of SBA's 4% Series A Convertible Preferred Stock (the "Convertible Shares") acquired by them on March 7, 1997 pursuant to a private placement. The purchase price for these Convertible Shares was funded out of the working capital of each of the Investors. The Convertible Shares converted on June 16, 1999 into 2,736,997 Shares and 2,736,997 shares of SBA's Class B Redeemable Preferred Stock (the "Redeemable Shares"). SBA redeemed the Redeemable Shares in connection with its initial public offering for an aggregate purchase price of approximately $11,160,464.

Item 4.  PURPOSE OF TRANSACTION.

         The purchases of Shares described in Item 3 were for investment, although the Investors may, in the future, determine to dispose of some portion or all of their Shares, or acquire additional Shares.

                                                             Page 12 of 15 Pages



Item 5.  INTEREST IN SECURITIES OF ISSUER.

         (a) The following sets forth the aggregate number and percentage (rounded to the nearest one tenth of one per percent) of the Shares beneficially owned by each person named in Item 2 above (based upon 19,710,922 Shares outstanding as set forth in SBA's prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) on June 17, 1999).

                                        Shares
Name                               Beneficially Owned                 % of Class
----                               ------------------                 ----------

Advent VII                             1,815,555                          9.2
Advent Atlantic & Pacific              1,243,656                          6.3
TA Venture Investors                      27,230                          0.1
TA VII                                 1,815,555                          9.2
TA AAP III                             1,243,656                          6.3
TA Associates                          3,059,211                         15.5

         The aforementioned entities and persons beneficially owned, in the aggregate, 3,086,441 Shares, which represent 15.7% of the total outstanding Shares.

         (b) The following sets forth for each person listed in response to paragraph (a) above, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole or shared power to dispose or to direct the disposition.

                              Sole Power  Shared Power  Sole Power  Shared Power
Name                           to Vote      to Vote     To Dispose  To Dispose
----                           -------      -------     ----------  ----------

Advent VII                    1,815,555        0        1,815,555        0
Advent Atlantic & Pacific     1,243,656        0        1,243,656        0
TA Venture Investors             27,230        0           27,230        0
TA VII                        1,815,555        0        1,815,555        0
TA AAP III                    1,243,656        0        1,243,656        0
TA Associates                 3,059,211        0        3,059,211        0

         (c) On June 16, 1999, each person set forth below acquired the Shares set forth below opposite the name of such person at a per share price of $9.00.

                     INVESTOR                        SHARES

                     Advent VII                     205,555
                     Advent Atlantic & Pacific      140,806
                     TA Venture Investors             3,083

         Also on June 16, 1999, in connection with SBA's initial public offering, each person set forth below converted shares of SBA's 4% Series A Convertible Preferred Stock (the "Convertible Preferred Stock") held by such person into (i) shares of SBA's Class B Redeemable Preferred Stock, which were subsequently redeemed, and (ii) the number of Shares set forth below opposite the name of each such person.

                    INVESTOR                         SHARES

                    Advent VII                    1,610,000
                    Advent Atlantic & Pacific     1,102,850
                    TA Venture Investors             24,147

         (d) Not applicable.

         (e) Not applicable.

                                                             Page 13 of 15 Pages



Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Investors are parties to a certain Registration Rights Agreement dated as of March 6, 1997, among SBA and the Preferred Shareholders (as defined therein) pursuant to which the Investors have certain registration and other rights, all as more fully described in EXHIBIT A hereto.


Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A         SBA Communications Corporation Registration Rights
                           Agreement dated as of March 6, 1997, among SBA and the Preferred Shareholders (as defined therein)
                           (incorporated by reference from SBA's Registration
                           Statement on Form S-1 (File No. 333-76547)).

         This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.




                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

                                                             Page 14 of 15 Pages



                                   SIGNATURES
                                   ----------

         After reasonable inquiry and to the best knowledge and belief of each of the persons signing below, each person signing below certifies that the information set forth in this statement is true, complete and correct.


                           AGREEMENT FOR JOINT FILING

         Advent VII L.P., Advent Atlantic and Pacific III L.P., TA Venture Investors Limited Partnership, TA Associates, Inc., TA Associates VII L.P. and TA Associates AAP III Partners L.P. hereby agree that TA Associates, Inc. shall file with the Securities and Exchange Commission a joint Schedule 13D on behalf of the above-named parties concerning their beneficial ownership of SBA Communications Corporation.


Dated:  June 25, 1999


                           ADVENT VII L.P.
                           By: TA Associates VII L.P., its General Partner
                           By: TA Associates, Inc., its General Partner


                           By: /s/ Katherine S. Cromwell
                               ---------------------------------------------
                               Katherine S. Cromwell
                               Chief Financial Officer and Managing Director



                           ADVENT ATLANTIC AND PACIFIC III L.P.
                           By: TA Associates AAP III Partners L.P.,
                               its General Partner
                           By: TA Associates, Inc., its General Partner


                           By: /s/ Katherine S. Cromwell
                               ---------------------------------------------
                               Katherine S. Cromwell
                               Chief Financial Officer and Managing Director



                           TA VENTURE INVESTORS LIMITED PARTNERSHIP


                           By: /s/ Katherine S. Cromwell
                               ---------------------------------------------
                               Katherine S. Cromwell
                               General Partner



                           TA ASSOCIATES, INC.


                           By: /s/ Katherine S. Cromwell
                               ---------------------------------------------
                               Katherine S. Cromwell
                               Chief Financial Officer and Managing Director

                                                             Page 15 of 15 Pages


                           TA ASSOCIATES VII L.P.
                           By:  TA Associates, Inc., its General Partner


                           By: /s/ Katherine S. Cromwell
                               ---------------------------------------------
                               Katherine S. Cromwell
                               Chief Financial Officer and Managing Director



                           TA ASSOCIATES AAP III PARTNERS L.P.
                           By:  TA Associates, Inc., its General Partner


                           By: /s/ Katherine S. Cromwell
                               ---------------------------------------------
                               Katherine S. Cromwell
                               Chief Financial Officer and Managing Director